Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Insurance Income Strategies Ltd.

Hamilton, Bermuda

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated September 12, 2017, relating to the consolidated balance sheet of Insurance Income Strategies Ltd., which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Grand Rapids, Michigan

October 23, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.